As filed with the Securities and Exchange Commission on March 20, 2013

File No. 333-182721

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

NUVEEN OHIO QUALITY INCOME

MUNICIPAL FUND

(Exact Name of Registrant as Specified in Charter)

333 West Wacker Drive

Chicago, Illinois 60606

(Address of Principal Executive Offices, Zip Code)

Registrant’s Telephone Number, including Area Code (800) 257-8787

Kevin J. McCarthy

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

(Name and Address of Agent for Service)

Copy to:

Deborah Bielicke Eades Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Shares, $0.01 Par Value Per Share	N/A	N/A	N/A	N/A
MuniFund Term Preferred Shares, 2.35% Series 2014	N/A	N/A	N/A	N/A
MuniFund Term Preferred Shares, 2.35% Series 2015	N/A	N/A	N/A	N/A
MuniFund Term Preferred Shares, 2.95% Series 2016	N/A	N/A	N/A	N/A

(1)	Nuveen Ohio Quality Income Municipal Fund (the “Registrant”) is not registering additional shares. Registration fees were originally paid by Nuveen Ohio Quality Income Municipal Fund, Inc., a Minnesota corporation (the “Predecessor Registrant”), Registrant’s predecessor, in connection with the filing of the Predecessor Registrant’s N-14 registration statement on August 28, 2012. No additional filing fees, therefore, are required at this time.

Explanatory Note

This post-effective amendment is being filed by the Registrant, a Massachusetts business trust, pursuant to Rule 414 under the Securities Act of 1933 (the “1933 Act”), to adopt as its own the registration statement of the Predecessor Registrant, filed on Form N-14 on August 28, 2012, under and pursuant to the provisions of the 1933 Act, in connection with the closings of the reorganizations of Nuveen Ohio Dividend Advantage Municipal Fund, Nuveen Ohio Dividend Advantage Municipal Fund 2 and Nuveen Ohio Dividend Advantage Municipal Fund 3, each a Massachusetts trust (together, the “Acquired Funds”), into the Registrant (collectively, the “Reorganizations”). Pursuant to the Reorganizations, each Acquired Fund shall transfer substantially all of its assets to the Registrant in exchange for newly issued shares of the Registrant and the Registrant shall assume substantially all of the liabilities of the Acquired Funds.

Prior to the consummation of the Reorganizations, the Registrant will have acquired all of the assets of the Predecessor Registrant in exchange for assuming the debts, liabilities, obligations and duties of the Predecessor Registrant in a separate reorganization by which the Predecessor Registrant will change its domicile from a Minnesota corporation to a Massachusetts business trust (the “Domicile Change Reorganization”).

PARTS A AND B

This Amendment incorporates by reference the information contained in Parts A and B of the Predecessor Registrant’s N-14, filed on August 28, 2012 (File No. 333-182721), as modified by the information included in the proxy statement/prospectus and statement of additional information filed pursuant to Rule 497 on September 5, 2012.

PART C

OTHER INFORMATION

Item 15.  Indemnification

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person: (a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office; (b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or (c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct: (i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or (ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either: (a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or (b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification. As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines penalties and other liabilities.

The trustees and officers of the Registrant are covered by the Mutual Fund Professional Liability policy in the aggregate amount of $70,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $2,500,000 deductible for operational failures (after the deductible is satisfied, the insurer would cover 80% of any operational failure claims and the Fund would be liable for 20% of any such claims) and $1,000,000 deductible for all other claims, with $0 deductible for individual insureds.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

(1)	Declaration of Trust of Registrant dated August 24, 2012 is filed herewith.

(2)	By-Laws of Registrant are filed herewith.

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization between the Predecessor Registrant and the Acquired Funds dated August 27, 2012 is filed herewith.

(5)(a)	Specimen Certificate of Shares of the Registrant is filed herewith.

(5)(b)	Form of Statement Establishing and Fixing the Rights and Preferences of MuniFund Term Preferred Shares with Form of Appendix A, Form of Appendix B and Form of Appendix C is filed herewith.

(5)(c)	Form of Rating Agency Guidelines is filed herewith.

(6)(a)	Form of Investment Management Agreement is filed herewith.

(6)(b)	Form of Investment Sub-Advisory Agreement is filed herewith.

(7)	Not applicable.

(8)	Not applicable.

(9)(a)	Amended and Restated Master Custodian Agreement between the Nuveen Funds and State Street Bank and Trust Company, dated February 25, 2005 is filed herewith.

(9)(b)	Form of Appendix A to Custodian Agreement is filed herewith.

(10)	Not applicable.

(11)	Opinion and Consent of Counsel is filed herewith.

(12)(a)	Form of Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders of the Domicile Change Reorganization discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(12)(b)	Form of Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders of the Reorganizations discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(12)(c)	Form of Opinion and Consent of K&L Gates supporting the tax matters and consequences to shareholders of the Domicile Change Reorganization discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(12)(d)	Form of Opinion and Consent of K&L Gates supporting the tax matters and consequences to shareholders of the Reorganizations discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(13)	Not applicable.

(14)	Consent of Independent Auditor is filed herewith.

(15)	Not applicable.

(16)	Powers of Attorney are filed herewith.

(17)	Not applicable.

Item 17.  Undertakings.

(1)        The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)        The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Chicago, the State of Illinois, on the 20th day of March, 2013.

NUVEEN OHIO QUALITY INCOME MUNICIPAL FUND

By:	/s/ Kevin J. McCarthy
Name: Kevin J. McCarthy
Title: Vice President and Secretary

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Capacity		Date

/s/ Stephen D. Foy Stephen D. Foy	Vice President and Controller (principal financial and accounting officer)		March 20, 2013

/s/ Gifford R. Zimmerman Gifford R. Zimmerman	Chief Administrative Officer (principal executive officer)		March 20, 2013

	Chairman of the Board and Trustee	)
Robert P. Bremner*		)
)
John P. Amboian*	Trustee	) )
)
Jack B. Evans*	Trustee	) )
)
William C. Hunter*	Trustee	) )	By: /s/ Kevin J. McCarthy Kevin J. McCarthy Attorney-in-Fact March 20, 2013
)
David J. Kundert*	Trustee	) )
)
William J. Schneider*	Trustee	) )
)
Judith M. Stockdale*	Trustee	) )
)
Carole E. Stone*	Trustee	) )
)
Virginia L. Stringer*	Trustee	) )

Signature	Capacity		Date
Terence J. Toth*	Trustee	) ) )

*	An original power of attorney authorizing, among others, Mark L. Winget, Kevin J. McCarthy and Gifford R. Zimmerman, to execute this registration statement, and amendments thereto, for each of the trustees of the Registrant on whose behalf this registration statement is filed, has been executed and is filed herewith as Exhibit 16.

EXHIBIT INDEX

Exhibit No.	Name of Exhibit
(1)	Declaration of Trust of Registrant dated August 24, 2012.

(2)	By-Laws of Registrant.

(4)	Agreement and Plan of Reorganization between the Predecessor Registrant and the Acquired Funds dated August 27, 2012.

(5)(a)	Specimen Certificate of Shares of the Registrant.

(5)(b)	Form of Statement Establishing and Fixing the Rights and Preferences of MuniFund Term Preferred Shares with Form of Appendix A, Form of Appendix B and Form of Appendix C.

(5)(c)	Form of Rating Agency Guidelines.

(6)(a)	Form of Investment Management Agreement.

(6)(b)	Form of Investment Sub-Advisory Agreement.

(9)(a)	Amended and Restated Master Custodian Agreement between the Nuveen Funds and State Street Bank and Trust Company, dated February 25, 2005.

(9)(b)	Form of Appendix A to Custodian Agreement.

(11)	Opinion and Consent of Counsel.

(12)(a)	Form of Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders of the Domicile Change Reorganization discussed in the Joint Proxy Statement/Prospectus.

(12)(b)	Form of Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders of the Reorganizations discussed in the Joint Proxy Statement/Prospectus.

(12)(c)	Form of Opinion and Consent of K&L Gates supporting the tax matters and consequences to shareholders of the Domicile Change Reorganization discussed in the Joint Proxy Statement/Prospectus.

(12)(d)	Form of Opinion and Consent of K&L Gates supporting the tax matters and consequences to shareholders of the Reorganizations discussed in the Joint Proxy Statement/Prospectus.

(14)	Consent of Independent Auditor.

(16)	Powers of Attorney.